Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

The following discussion contains “forward-looking statements,” including statements regarding expectations, beliefs, intentions or strategies for the future. These statements may identify important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	our lack of operating history;

●	our current and future capital requirements and our belief that our existing cash will be sufficient to fund our operations for more than one year from the date that the financial statements are issued;

●	our ability to manufacture, market and sell our products and to generate revenues;

●	our ability to maintain our relationships with key partners and grow relationships with new partners;

●	our ability to maintain or protect the validity of our U.S. and other patents and other intellectual property;

●	our ability to launch and penetrate markets in new locations and new market segments;

●	our ability to retain key executive members and hire additional personnel;

●	our ability to maintain and expand intellectual property rights;

●	interpretations of current laws and the passages of future laws;

●	our ability to achieve greater regulatory compliance needed in existing and new markets;

●	the overall demand for passenger and freight transport;

●	our ability to achieve key performance milestones in our planned operational testing;

●	our ability to establish adequate sales, marketing and distribution channels;

●	acceptance of our business model by investors;

●	our ability to maintain the listing of our ordinary shares on the Nasdaq Capital Market;

●	security, political and economic instability in the Middle East that could harm our business, including due to the current war between Israel and Hamas; and

●	other risks and uncertainties, including those listed in the section titled “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 28, 2024, or the Annual Report.

The preceding list is not intended to be an exhaustive list of any forward-looking statements and are based on our beliefs, assumptions and expectations of future performance, taking into account the information available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results to differ materially from the results expressed or implied by the forward-looking statements.

The forward-looking statements contained herein are based upon information available to our management as of the date hereof and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements after the date hereof to conform these statements to actual results or to changes in our expectations.

Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in our Annual Report, as well as our unaudited condensed financial statements and the related notes thereto for the six months ended June 30, 2024, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

The following financial data in this narrative are expressed in thousands of U.S. dollars, except for share and per share data or as otherwise noted.

Overview

We are a development stage technology company that is seeking to revolutionize railway safety and the data-related market. We have developed cutting edge, artificial intelligence based, industry-leading technology specifically designed for railways. We have developed our railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. We believe that our technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, we believe that our technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality.

Operating Expenses

Our current operating expenses consist of two components — research and development expenses and general and administrative expenses. To date, we have not generated significant revenues.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related personnel expenses (including share-based payments) and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

	Six months ended June 30,
(in thousands of USD)	2024	2023

Depreciation	$76	$71
Share-based payment	18	28
Payroll and related expenses	2,036	2,867
Equipment	89	442
Rent and office maintenance	202	208
Other	37	66

Total	2,458	3,682

 General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses, professional service fees for accounting, legal and bookkeeping, facilities, travel expenses and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Six months ended June 30,
(in thousands of USD)	2024	2023

Payroll and related expenses	$871	$920
Share-based payment	77	136
Professional services	932	911
Travel expenses	29	30
Rent and office maintenance	67	66
Marketing and other	140	240
Total	2,116	2,303

Comparison of the Six Months Ended June 30, 2024, to the Six Months Ended June 30, 2023

Results of Operations

	Six months ended June 30,
(in thousands of USD)	2024	2023

Revenues	$761	$--
Cost of sales	(372)	--
Gross profit	389	--
Research and development expenses	(2,458)	(3,682)
General and administrative expenses	(2,116)	(2,303)
Operating loss	(4,185)	(5,985)

Financial (expenses) income:
Revaluation of derivative warrant liabilities	(18,835)	--
Other financing income (expenses), net	(1,304)	150

Total Loss	(24,324)	(5,835)

Revenues

During the six months ended June 30, 2024, we recognized revenues in amount of $761,000. During the six months ended June 30, 2023, we did not recognize any revenues. The increase was primarily attributable to a mining company that purchased a Rail Vision Main Line System, the first installation of Rail Vision’s Main Line Systems for Israel Railways and the successful delivery and installation of Rail Vision’s Shunting Yard product to Loram, during the six months ended June 30, 2024.

Research and Development Expenses

Our research and development expenses for the six months ended June 30, 2024, amounted to $2,458,000, a decrease of $1,224,000, or 33%, compared to $3,682,000 for the six months ended June 30, 2023. The decrease was primarily attributable to a decrease of $831,000 in salaries and related personnel expenses due to a reduction in workforce, including a reduction in our employee base by 12 R&D employees, and a decrease of $353,000 in R&D equipment purchases.

General and administrative expenses

Our general and administrative expenses totaled $2,116,000 for the six months ended June 30, 2024, a decrease of $187,000, or 8%, compared to $2,303,000 for the six months ended June 30, 2023. The decrease was primarily attributable to a decrease in salaries and other administrative and marketing costs, as part of the process of reducing costs as mentioned above.

Operating loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2024, was $4,185,000 compared to an operating loss of $5,985,000 for the six months ended June 30, 2023, a decrease of $1,800,000, or 30%.

 Revaluation of derivative warrant liabilities expenses

For the six months ended June 30, 2024, we recorded expenses in amount of $18,835,000 due to the revaluation of derivative warrant liability in connection with warrants issued in a private placement and a convertible loan credit facility that we entered into in January 2024. For the six months ended June 30, 2023, we did not incur any expenses related to revaluation of derivative warrant liability.

Other financial expenses and income

Our other financial expenses amounted to $1,304,000 for the six months ended June 30, 2024, a decrease of $1,454,000, or 969%, compared to $150,000 other financial income for the six months ended June 30, 2023. The decrease was primarily attributable to the full amortization of discount related to a convertible loan credit facility that we entered into in January 2024.

Net Loss

As a result of the foregoing, our total net loss for the six months ended June 30, 2024, was $24,324,000 compared to $5,835,000 for the six months ended June 30, 2023, an increase of $18,489,000 or 317%.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date(s) of the financial statements and the reported amounts of revenues and expenses during the reporting period(s). A comprehensive discussion of our critical accounting policies is included in “Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report, as well as our unaudited condensed financial statements and the related notes thereto for the six months ended June 30, 2024, included elsewhere in this Report Form 6-K.

Liquidity and Capital Resources.

Overview

Since our inception through June 30, 2024, we have funded our operations principally with approximately $77.3 million (net of issuance expenses) from the issuance of our equity securities and exercise of warrants and options. As of June 30, 2024, we had approximately $9,691,000 in cash and cash equivalents.

The table below presents our cash flows for the periods indicated:

	Six months ended June 30,
(in thousands of USD)	2024	2023

Operating activities	(4,595)	(5,409)

Investing activities	(6)	(137)

Financing activities	11,274	5,460

Net increase (decrease) in cash and cash equivalents	6,617	(86)

Operating Activities

Net cash used in operating activities of $4,595,000 during the six months ended June 30, 2024, was primarily used for payment of an aggregate of approximately $2,907,000 in salaries and related personnel expenses. The remaining amount of approximately $1,688,000 was used for professional services, travel, rent and other miscellaneous expenses.

Net cash used in operating activities of $5,409,000 during the six months ended June 30, 2023, was primarily used for payment of an aggregate of approximately $3,718,000 in subcontractors and salaries and related personnel expenses. The remaining amount of approximately $1,692,000 was used for professional services, travel, rent and other miscellaneous expenses.

Investing Activities

Net cash used in investing activities of $6,000 during six months ended June 30, 2024, reflected the purchase of fixed assets, as well as $137,000 during six months ended June 30, 2023.

Financing Activities

Net cash provided by financing activities during the six months ended June 30, 2024, consisted of $11,274,000 of net proceeds from our issuance of ordinary shares and warrants in a private placement and credit facility that we entered into in January 2024.

Net cash provided by financing activities during the six months ended June 30, 2023, consisted of $5,460,000 of net proceeds from our issuance of shares and warrants in a registered direct offering and in concurrent private placements.

Execution of Credit Facility Agreement and Issuance of Warrant (January 2024)

On January 9, 2024, we entered into a facility agreement, or the Facility Agreement, for a $6 million credit facility, or the Credit Facility, and an additional amount up to $3 million, subject to certain conditions, or the Additional Loans, with a global investment firm, or the Lender, who was also an Investor in the January 2024 PIPE. The Credit Facility, which had an initial term of 10 months, accrued interest at a rate of 8% per annum, and the first payment of $1.5 million was drawn down upon execution of the Facility Agreement and the remaining amount was able to be drawn down in eight equal installments as of March 7, 2024. As detailed below, the Facility Agreement terminated on March 1, 2024.

Pursuant to the Facility Agreement, the Lender’s financing obligations terminated in the event we drew down $7.5 million or more pursuant to an alternate credit facility or closes one or more equity financing transaction in an aggregate amount of at least $5 million. As of March 1, 2024, we had received aggregate gross proceeds of more than $5 million from the purchase of Units in the January 2024 PIPE, the exercise of warrants issued in the January 2024 PIPE and our exercise of the Conversion Right in the amount of $500,000. As a result, the Lender’s financing obligations have terminated pursuant to the terms of the Facility Agreement.

Until we closed one or more equity financing transactions in an aggregate amount of at least $5 million (including the conversion of the Credit Facility), we had the right to convert into ordinary share up to $1.5 million, including accrued interest, of a loan extended or to be extended to us by the Lender, or the January 2024 Conversion Loan Amount, in connection with and in the framework of a financing transaction of ours on the date that follows the date upon which we notified the Lender of such financing transaction, which conversion will occur upon the same terms. As of the date hereof, we had converted $500,000 of the Credit Facility as a portion of the January 2024 Conversion Loan Amount.

As part of the Facility Agreement, we issued a warrant, or the Facility Warrant, to the Lender to purchase 2,419,354 of our ordinary shares representing an aggregate exercise amount of $7.5 million, with a per share exercise price of $3.10, subject to certain adjustments and certain anti-dilution protection. The Facility Warrant is immediately exercisable upon issuance and has a term of 5 years from the date of issuance. Following the closing of the January 2024 PIPE, the exercise price of the Facility Warrant was adjusted to $0.408 which is the effective price per ordinary share in the January 2024 PIPE, or the Facility Warrant Adjusted Exercise Price, and the number of ordinary shares issuable upon the exercise of the Facility Warrant was also adjusted to a total 18,382,353, or the Facility Warrant Adjusted Shares, such that the product of the Facility Warrant Adjusted Exercise Price and the Facility Warrant Adjusted Shares is equal to an aggregate exercise amount of $7.5 million. As of the date of this Report on Form 6-K, 8,020,000 Facility Warrants have been exercised resulting in gross proceeds of approximately $3.3 million to the Company.

Private Placement (January 2024)

On January 18, 2024, we entered into a binding term sheet directly with a global investment firm, or the Lead Investor, for the purchase and sale in a private placement, or the January 2024 PIPE, of units, or the Units, consisting of (i) one of our ordinary shares and/or pre-funded warrants to purchase our ordinary shares and (ii) one and a half warrants to purchase our ordinary shares to the Lead Investor and other investors, collectively, the Investors, of a minimum of $2.5 million of Units and up to a maximum of $3 million of Units. The January 2024 PIPE closed on January 31, 2024 following the execution of definitive documentation between us and the Investors.

In the January 2024 PIPE, the Investors purchased $3.0 million of Units consisting of (A) (i) 1,651,458 of ordinary shares and/or (ii) pre-funded warrants to purchase up to 1,394,999 ordinary shares, or the PIPE Pre-Funded Warrants and (B) common warrants to purchase up to 4,569,688 ordinary shares, or the PIPE Common Warrants. The purchase price per Unit is $0.98475. The PIPE Pre-Funded Warrants are immediately exercisable at an exercise price of $0.0001 per ordinary share, subject to certain adjustments and certain anti-dilution protection set forth therein, and will not expire until exercised in full. The PIPE Common Warrants are exercisable upon issuance at an exercise price of $0.98475 per ordinary share, subject to certain adjustments and certain anti-dilution protection set forth therein, and have a 5.5-year term from the issuance date.

In connection with the closing of the January 2024 PIPE, we exercised our conversion right, or the Conversion Right, pursuant to the Facility Agreement (as defined below) to convert $500,000 of the Credit Facility (as defined below) as a portion of the January 2024 Conversion Loan Amount (as defined below). Following such conversion, we issued to the Lender (as defined below) (i) a pre-funded warrant to purchase up to 507,743 ordinary shares, or the Facility Conversion Pre-Funded Warrant and (ii) a common warrant to purchase up to 761,615 ordinary shares, or the Facility Conversion common Warrant. The Facility Conversion Pre-Funded Warrant and the Facility Conversion Common Warrant are in substantially the same form and on substantially the same terms as the PIPE Pre-Funded Warrant and PIPE Common Warrant, respectively.

As of June 30, 2024, all of the January 2024 PIPE Pre-Funded Warrants, the Facility Conversion Pre-Funded Warrants, the Facility Conversion Common Warrants and the January 2024 PIPE Warrants have been exercised resulting in gross proceeds of approximately $5,250 to the Company ($5,063 net of issuance costs).

Cashless Exercise of Warrants (January 2024)

As of the date of this Report on Form 6-K, investors from our Private Placement (as defined below) from May 2023 exercised 493,424 warrants to purchase ordinary shares on a cashless basis. As a result of the cashless exercise, we issued 181,002 ordinary shares to such investors.

Registered Direct Offering and Concurrent Private Placement of Warrants (May 2023)

On May 10, 2023, we entered into definitive securities purchase agreements with investors for the purchase and sale of 493,421 ordinary shares, at a purchase price of $6.08 per unit in a registered direct offering, or the Registered Direct Offering. In a concurrent private placement, or the Private Placement, we also agreed to issue to the same investors a total of warrants to purchase an aggregate of 493,424 ordinary shares, or the Concurrent Warrants, at an exercise price of $6.72 per ordinary share. The Concurrent Warrants will be exercisable upon issuance and will have a 5-year term from the initial issuance date. The transactions closed on May 11, 2023.

Private Placement of Ordinary Shares and Warrants (May 2023)

In an additional concurrent private placement with the Registered Direct Offering and Private Placement, or the KB Private Placement, we entered into a definitive securities purchase agreement for the purchase and sale of an aggregate of 493,421 ordinary shares and 5-year term common warrants to purchase an aggregate of 493,421 ordinary shares, or the KB Warrants, at a purchase price of $6.08 per unit, to Knorr-Bremse. The KB Warrants are exercisable at $6.72 per ordinary share. The KB Private Placement closed on June 21, 2023, following approval of such transaction by our shareholders.

Current Outlook

We have financed our operations to date primarily from sales of our equity securities in public and private offerings, as well as proceeds from a convertible loan credit facility.. We have incurred losses and generated negative cash flows from operations since inception in April 2016. Since inception, we have not generated any significant revenues from the sale of products and we do not expect to generate significant revenues from the sale of our products in the near future.

As of June 30, 2024, our cash and cash equivalents were $9,691,000. We expect that we will require substantial additional capital to complete the development of additional features of our system according to customers’ requirements, including algorithm optimization, cognitive layer development, system minimization and optical development, as well as to commercialize our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

In January 2024, we completed the January 2024 PIPE resulting in aggregate gross proceeds approximately $3.5 million, which includes approximately $0.5 million that we received upon the partial conversion of the Credit Facility. In addition, to date, we have received approximately $5.25 million as a result of the exercise of warrants issued in the January 2024 PIPE and approximately $3.3 million as a result of the exercise of warrants issued in the Credit Facility.

We expect that our cash and cash equivalents as of the date of this Report on Form 6-K and the future expected cash flow from sales will be sufficient for 12 months of operations. Without derogating from the foregoing estimate regarding our existing capital resources and cash flows from operations, we may decide to raise additional funds in 2024. We believe that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity beyond the next twelve months.

Our future capital requirements will depend on many factors, including our revenue growth, the timing and extent of investments to support such growth, the expansion of sales and marketing activities, increases in general and administrative costs and many other factors as described under “Item 3.D—Risk Factors” in the Annual Report.

To the extent additional funds are necessary to meet our long-term liquidity needs as we continue to execute our business strategy, we anticipate that they will be obtained through the incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of funds; however, such financing may not be available on favorable terms, or at all. If we are unable to raise additional funds when desired, our business, financial condition and results of operations could be adversely affected.

Risks Factors

Any investment in our business involves a high degree of risk. Before making an investment decision, you should carefully consider the information we include in this Report on Form 6-K, including our unaudited condensed consolidated financial statements and accompanying notes, and the additional information in the other reports we file with the Securities and Exchange Commission along with the risks described in our Annual Report on Form 20-F filed with the SEC on March 28, 2024. These risks may result in material harm to our business and our financial condition and results of operations. In this event, the market price of our ordinary shares may decline and you could lose part or all of your investment. We have described below those risks that reflect substantive changes from, or additions to, the risks described in our Annual Report.

If we are unable for any reason to meet the continued listing requirements of Nasdaq, such action or inaction could result in a delisting of the ordinary shares.

On July 22, 2024, we received an initial notification letter from Nasdaq’s Listing Qualifications Department notifying us that we had 180 days to regain compliance with the minimum bid price requirement set forth in Nasdaq’s continued listing rules. Nasdaq’s continued listing rules require that listed securities maintain a minimum bid price of $1.00 per share, and that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days or more. We have until January 21, 2025, to regain compliance with the minimum bid price requirement in order to maintain the listing. To regain compliance with the minimum bid price requirement, the ordinary shares must have a closing bid price of at least $1.00 for a minimum of 10 consecutive business days. In the event that we do not regain compliance by January 21, 2025, we may then be eligible for additional 180 days if we meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of our intention to cure the deficiency during the second compliance period. If we do not qualify for the second compliance period or fail to regain compliance during the second compliance period, then Nasdaq will notify us of its determination to delist our ordinary shares, at which point we will have an opportunity to appeal the delisting determination to a hearings panel.

If we fail to satisfy the continued listing requirements of Nasdaq, such as the minimum closing bid price requirement, Nasdaq may take steps to delist the ordinary shares. Such a delisting would likely have a negative effect on the price of the ordinary shares and would impair your ability to sell or purchase the ordinary shares when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow the ordinary shares to become listed again, stabilize the market price or improve the liquidity of the ordinary shares, prevent the ordinary shares from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.